I, Claude Harris, certify that:

(1) the financial statements of College Coaching Network Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of College Coaching Network Inc included in this Form reflects accurately the information reported on the tax return for College Coaching Network Inc. filed for the fiscal year ended 12/31/2018.

Claude Harris
CEO

9/10/19

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.